Unified

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (2650)	-45,791.96
Total Bank Accounts	**$ -45,791.96**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-2,807.40
Undeposited Funds	0.00
Total Other Current Assets	**$ -2,807.40**
Total Current Assets	**$ -48,599.36**
TOTAL ASSETS	**$ -48,599.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card (3538)	34,094.24
Total Credit Cards	**$34,094.24**
Total Current Liabilities	**$34,094.24**
Long-Term Liabilities	
Benefits Liabilities	112,556.83
Total Long-Term Liabilities	**$112,556.83**
Total Liabilities	**$146,651.07**
Equity	
Owner's Investment	3,571,509.88
Retained Earnings	-2,772,146.64
Net Income	-994,613.67
Total Equity	**$ -195,250.43**
TOTAL LIABILITIES AND EQUITY	**$ -48,599.36**

Unified

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	12,000.00
Event Sales	9,104.44
Total Sales	**21,104.44**
Total Income	**$21,104.44**
Cost of Goods Sold	
Cost of Goods Sold	1,313.05
Supplies & Materials - COGS	42,013.97
Total Cost of Goods Sold	**$43,327.02**
GROSS PROFIT	**$ -22,222.58**
Expenses	
Advertising & Marketing	51,601.24
Bank Charges & Fees	441.19
Contractors	34,909.83
Data	5,412.50
Insurance	45,335.54
Interest Paid	1,552.03
Legal & Professional Services	51,422.06
Meals & Entertainment	348.61
Office Supplies & Software	18,630.87
Payroll Expenses	705,365.74
QuickBooks Payments Fees	142.00
Reimbursable Expenses	17,741.81
Rent & Lease	22,455.90
Taxes & Licenses	7,726.73
Travel	7,783.15
Uncategorized Expense	10.01
Utilities	1,461.88
Total Expenses	**$972,341.09**
NET OPERATING INCOME	**$ -994,563.67**
Other Expenses	
Other Miscellaneous Expense	50.00
Total Other Expenses	**$50.00**
NET OTHER INCOME	**$ -50.00**
NET INCOME	**$ -994,613.67**

Unified

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-994,613.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Uncategorized Asset	692.00
Credit Card (3538)	10,137.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,829.87**
Net cash provided by operating activities	**$ -983,783.80**
FINANCING ACTIVITIES	
Benefits Liabilities	86,930.18
Owner's Investment	847,668.65
Net cash provided by financing activities	**$934,598.83**
NET CASH INCREASE FOR PERIOD	**$ -49,184.97**
Cash at beginning of period	3,393.01
CASH AT END OF PERIOD	**$ -45,791.96**